File No. 70-8821



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Amendment No. 2 to
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935


SOUTHERN COMPANY SERVICES, INC.                     GULF POWER COMPANY
    64 Perimeter Center East                       500 Bayfront Parkway
     Atlanta, Georgia 30346                      Pensacola, Florida 32501

     ALABAMA POWER COMPANY                      MISSISSIPPI POWER COMPANY
     600 North 18th Street                           2992 West Beach
   Birmingham, Alabama 35291                   Gulfport, Mississippi 39501

     GEORGIA POWER COMPANY                 SAVANNAH ELECTRIC AND POWER COMPANY
   333 Piedmont Avenue, N.E.                       600 Bay Street East
     Atlanta, Georgia 30308                      Savannah, Georgia 31401

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)

     Tommy Chisholm, Secretary          Warren E. Tate, Secretary and Treasurer
  Southern Company Services, Inc.                  Gulf Power Company
     270 Peachtree Street, N.W.                  500 Bayfront Parkway
      Atlanta, Georgia 30303                   Pensacola, Florida 32501

                                          Michael W. Southern, Vice President,
 Art P. Beattie, Vice President,               Secretary, Treasurer and
    Secretary and Treasurer                     Chief Financial Officer
     Alabama Power Company                     Mississippi Power Company
     600 North 18th Street                          2992 West Beach
   Birmingham, Alabama 35291                  Gulfport, Mississippi 39501

                                            Kirby R. Willis, Vice President,
Judy M. Anderson, Vice President         Treasurer and Chief Financial Officer
    and Corporate Secretary                Savannah Electric and Power Company
     Georgia Power Company                      600 Bay Street East
   333 Piedmont Avenue, N.E.                   Savannah, Georgia 31401
    Atlanta, Georgia 30308

                   (Names and addresses of agents for service)

              The Commission is requested to mail signed copies of
                   all orders, notices and communications to:

     W.L. Westbrook                           John D. McLanahan, Esq.
 Financial Vice President                       Troutman Sanders LLP
   The Southern Company                      600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                           Suite 5200
  Atlanta, Georgia 30303                    Atlanta, Georgia 30308-2216


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         The Application or Declaration, as heretofore amended and restated by
Amendment No. 1, is now further amended and restated in its entirety to read as follows:

Item 1.  Description of Proposed Transactions.

         Alabama Power Company ("Alabama"), Georgia Power Company ("Georgia"), Gulf Power Company ("Gulf"), Mississippi Power Company ("Mississippi") and Savannah Electric and Power Company ("Savannah") (collectively, the "Operating Companies") are wholly-owned subsidiaries of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Southern Company Services, Inc. ("SCS") is a wholly-owned subsidiary service company of Southern. The Operating Companies and SCS are sometimes referred to herein collectively as the "Applicants."
         Other Southern subsidiaries include Southern Electric Generating Company, a generating subsidiary company of Alabama and Georgia; Mobile Energy Services Company, L.L.C., an indirect, wholly-owned, special purpose subsidiary of Southern which provides steam, electricity and chemical recovery services to a large paper and pulp mill in Alabama; Southern Nuclear Operating Company, which provides services to certain of the Operating Companies' nuclear power plants; and several wholly-owned non-utility subsidiaries, including Southern Electric International, Inc. and The Southern Development and Investment Group, Inc., which engage in non-traditional power production activities, foreign utility ownership, energy management services, and new business research and development activities, among other authorized or exempt activities.
         1.1 Background. Southern and its subsidiaries (the "Southern System") have been an integrated electric public-utility system since 1947.1 Through the five Operating Companies, Southern provides retail electric service in

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1    See The Commonwealth & Southern  Corporation,  et al., Holding Co. Act Rel.
     No. 7615 (August 2, 1947).


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substantially all of Georgia and Alabama, and contiguous parts of Florida and
Mississippi, and firm wholesale service to various municipalities and rural electric cooperatives within the territory served by the Operating Companies. The Operating Companies also regularly and in the ordinary course of their business as regulated public utilities and as power marketers buy, sell and trade electricity in transactions involving other utility systems, independent power producers, and power marketers.2 SCS acts as agent for the Operating Companies pursuant to the terms of service agreements that have been approved by the Commission in connection with arranging bulk power purchases and sales of electricity and procuring fuel.
         The past 15 years have witnessed dramatic changes in the electric utility industry with an accelerating tendency towards deregulation in the name of enhanced competition, lower cost and better service. Today, traditional utilities must compete for new load (as well as to retain existing load) with a variety of legislatively or administratively created entities not known until


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2    In the ordinary  course of their current power  marketing  activities,  the
     Operating Companies (or SCS as their agent) also frequently purchase, sell and trade energy commodities-based derivatives products (e.g., exchange traded futures contracts, options, and swaps) for the purpose of hedging (or off-setting) positions under contracts calling for physical delivery of electricity, as well as for the purpose of taking a position at a later time in a physical market, for example, to lock in the price of a block of electricity or fuel that is expected to be needed at such later time. The Operating Companies will also continue to use other appropriate hedging measures, such as entering into offsetting physical delivery contracts and balancing their overall portfolio positions through an appropriate mix of
     short-term   and   long-term   contracts.   Reference   is   made   to  the
     Application-Declaration of SEI Holdings, Inc. in File No. 70-8823 and to the Commission's order approving same for a fuller description of hedging measures that are typically used by power and energy commodity marketers). See SEI Holdings, Inc., Holding Co. Act Rel. No. 26581 (September 26,
     1996).

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recently, including "qualifying facilities," as defined under the Public Utility
Regulatory Policies Act of 1978, as amended, "exempt wholesale generators," as defined in Section 32 of the Act, and power marketers, many of which are affiliated with integrated gas companies and electric utilities that serve other parts of the U.S. In addition, recent energy policy initiatives by the Federal Energy Regulatory Commission ("FERC") are clearly intended to promote competition among traditional utilities themselves by requiring that they provide transmission access to competing buyers and sellers.3
         Moreover, as the Commission recently noted in Consolidated Natural Gas Company, et al., Holding Co. Act Rel. No. 26512 (April 30, 1996) ("Consolidated Natural Gas"), electric and gas companies are rapidly being integrated into a market that trades on Btu (British thermal unit) values rather than discrete quantities of electricity or gas. In that case, the Commission approved a registered gas utility holding company's proposal to acquire an interest in the business of a power marketer. In its order, the Commission took note of the "increasing integration of energy markets" and observed that "the restructuring of the electric industry now underway will dramatically affect all United States energy markets as a result of the growing interdependence of natural gas transmission and electric generation, and the interchangeability of different forms of energy, particularly gas and electricity."4


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3    See "Promoting Wholesale Competition Through Open Access Non-discriminatory
     Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities," Notice of Proposed Rulemaking and Supplemental Notice of Proposed Rulemaking (the "Open Access NOPR"), IV FERC Stats. & Regs. P. 32,514, 60 Fed. Reg. 17,662 (April 7, 1995); Energy Policy Act of 1992, Pub. L. No. 102-486, 106 Stat. 2776 (1992); adopted
     April 24, 1996 as Order 888.

4    Consolidated Natural Gas at pp. 11 - 12.

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         1.2 Proposed Activities. The Applicants propose to engage in the following activities (the "Proposed Activities") which are closely-related to the electric utility operations of the Southern System: (1) SCS proposes to act as a broker of electricity and other energy commodities, such as gas and oil, in transactions between third-party sellers and buyers; and (2) the Operating Companies (and SCS as their agent) propose to make sales of gas, oil and other forms of energy in conjunction with sales of electricity.
         The Proposed Activities will generally enable SCS to utilize existing systems and personnel who are regularly involved in making bulk power purchases and sales of electricity and bulk purchases of fuel on behalf of the Operating Companies to generate an additional source of revenues from unaffiliated third-parties in brokering transactions, and the Operating Companies to compete more effectively for electricity sales by being able to offer electricity customers total energy services, including fuel switching and sole-source energy options. The Proposed Activities will benefit Southern's electric utility customers and investors alike.
         Brokering. As SCS seeks customers for off-system power sales and/or purchases of electricity to serve the Operating Companies' needs, it often obtains information concerning sources of supply that the Operating Companies cannot use or of customers the Operating Companies cannot supply, whose respective supply and needs may match. Such information is a by-product of SCS's day-to-day system-related activities and can give rise to an opportunity to earn a brokerage fee for bringing the two parties together ("Brokering"). As SCS would neither buy nor sell power or other energy commodities in a Brokering transaction, there would be no price exposure or significant financial risk. In addition, such activity is not regulated as the sale of power under the Federal


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Power Act or any state regulatory scheme, since SCS itself is neither buying nor selling power or energy. Brokering would be incidental to SCS's principal business of providing centralized administrative and management services to Southern System companies.
         Brokering will be carried on by personnel employed by SCS who engage in the day-to-day power marketing/system supply activities on behalf of the Operating Companies. SCS does not anticipate the need to hire any additional employees or make any material investment in other resources in order to engage in Brokering activities. Revenues (chiefly fees and commissions) derived from Brokering will be credited entirely to reduce overall SCS cost of operation, which will, in turn, reduce SCS's cost of service to the Operating Companies and Southern's other subsidiaries with resulting benefits to customers and investors.
         Sales of Other Energy Commodities. In connection with the sale of electricity, the Operating Companies frequently have the opportunity to supply the other energy needs of their customers, whether from fuel resources owned by the Operating Companies or from supplies procured from third-party suppliers. In particular, large industrial and commercial customers are increasingly seeking proposals for their combined energy requirements. For example, a large industrial customer may want the ability to switch between energy resources (electricity and gas) in order to achieve overall savings, or may want to "outsource" the total energy procurement function to a single supplier in order to reduce the costs associated with administering multiple contracts, as well as to coordinate purchases of various different energy commodities other than electricity. An electricity supplier who is unable or unwilling to serve such customers' needs may be uncompetitive with other energy suppliers, including the

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

growing number of power marketers. The Applicants represent that they will not seek to broker or market other energy commodities to a customer except in conjunction with making electricity sales, and will not, without the further order of the Commission, invest in any assets the ownership of which would result in any Operating Company becoming a "gas utility company," as defined under the Act.
         The Proposed Activities described above will be carried on by personnel employed by SCS and the Operating Companies who engage in the day-to-day power marketing and fuel procurement activities of the Southern System. In the case of Brokering, SCS will be acting for its own account, and will credit any revenues from such activity to reduce its overall cost of service. SCS personnel engaged in the Proposed Activities will account for their time through the Southern System's regular time accounting system by charging to specific "activity codes" established for the affected Southern System companies. Overheads and ancillary expenses will be similarly charged.
         1.3 Relationship to Other Authorizations. SCS, as agent for the Operating Companies, has been authorized by FERC to sell electricity at wholesale to unaffiliated entities at market-based rates.5 Southern Energy Marketing, Inc. ("Southern Energy"), an indirect subsidiary of Southern and an "exempt wholesale generator" within the meaning of Section 32 of the Act,6 has also been authorized by FERC to sell electricity at wholesale at market-based rates.7 As a consequence, there may be occasions when Southern Energy (or


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5    See Southern Company Services, Inc., 75 FERCP. 61,130 (1996).

6    See Southern Energy Marketing, Inc., 71 FERCP. 61,376 (1995).

7 See Southern Company Services, Inc., et al., 72 FERCP. 61,324 (1995), order on reh'g, 74 FERCP. 61,141 (1996).

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

another subsidiary of SEI Holdings, Inc.)8 will compete with SCS and the Operating Companies for wholesale electricity customers. However, such competition is the inevitable consequence of limitations that are embodied in certain "Codes of Conduct" that were filed with FERC as a part of the separate market-rate applications of SCS and of Southern Energy.9 In general, the Codes of Conduct, which apply to all of Southern's subsidiaries, prohibit SCS and the Operating Companies from disclosing to any other subsidiary of Southern non-public information known to them concerning the identity of any actual or potential wholesale customer, or the terms under which the Operating Companies have sold or offered to sell power to any such customers. In order to compete effectively in all wholesale markets, therefore, Southern is committed to developing a marketing capability on each side of this FERC-imposed information barrier.
         1.4 Financial Risk. As indicated, in connection with Brokering transactions, SCS will not assume any significant risks, as it will neither invest in nor hold title to energy commodities. Further, as a broker-agent representing third parties in purchase or sale transactions, SCS will attempt to limit its liability for non-performance by its principal through appropriate contract provisions, including indemnities.


--------------

8 SEI Holdings, Inc., a direct non-utility subsidiary of Southern and the indirect parent company of Southern Energy, has been authorized by the Commission in a separate proceeding to organize one or more power and energy commodity marketing subsidiaries that would not be "exempt wholesale generators." See SEI Holdings, Inc., supra n. 2.

9 The Codes of Conduct were originally filed with FERC as a part of Southern Energy's market-rate application. Southern Energy proposed two Codes of Conduct, one applicable to SCS and the Operating Companies and the other applicable to Southern Energy and to all other subsidiaries of Southern other than SCS and the Operating Companies. The Codes of Conduct have been revised several times, most recently as a part of a compliance filing to the market-rate order issued April 30, 1996 to SCS and the Operating Companies. See Southern Company Services, Inc., supra n. 5.

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         SCS will be fully indemnified by the Operating Companies for any claim or loss resulting from its involvement (as agent for the Operating Companies) in electricity or energy commodity marketing transactions. These indemnities are included in the existing Southern System service agreements.
         1.5 Other Matters. The Operating Companies will supply the Commission copies of their respective FERC Form 1 annual reports.

 Item 2. Fees, Commissions and Expenses.
         The fees, commissions and expenses to be incurred in connection with the filing of this Application or Declaration are estimated not to exceed $28,000, inclusive of the Commission's $2,000 filing fee.

Item 3.  Applicable Statutory Provisions.
         Sections 9(a) and 10 of the Act and Rules 23 and 54 thereunder are applicable to the Proposed Activities. The Applicants state that the Proposed Activities satisfy all of the applicable standards of Section 10 and of Section 11(b), to which Section 10(c) refers, as interpreted in other recent decisions.
         Section 10 Analysis: For purposes of Sections 9(a)(1) and 10 of the Act, the Proposed Activities constitute an acquisition of an interest in a non-utility business.10 In order to approve the Application-Declaration, the

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10   See Consolidated Natural Gas, page 8.


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Commission must find that the applicable standards of Section 10(b) are satisfied. Further, the Commission may not approve the proposal if it finds, pursuant to Section 10(c)(1) of the Act, that the acquisition "is detrimental to the carrying out of the provisions of section 11" of the Act.
         The Commission has previously approved pursuant to the standards of Sections 10 and 11(b) proposals by registered holding companies to engage through non-utility subsidiaries in a variety of electricity and energy commodity marketing and brokering activities as a non-utility business that is incidental and ancillary to the principal business of a registered holding company system.11 The Commission has also included "the brokering and marketing of energy commodities, including but not limited to electricity or natural gas" among the permitted activities of "energy-related companies" in which a registered holding company may conditionally invest under proposed Rule 58, predicated upon such case-by-case approvals.12
     Recently, in UNITIL Corporation, et al. ("UNITIL"), Holding Co. Act Rel. No. 26527 (May 31, 1996), the Commission authorized an affiliate of an electric utility holding company to broker and market gas and other fuels, as well as electricity, holding that the applicant's proposal was consistent with the


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11   See  Entergy  Corp.,  Holding  Co.  Act  Rel.  No.  25848  (July  8,  1993)
     (authorizing sale of consulting services to non-affiliates, including expertise relating to brokering of power resources); UNITIL Corp., Holding Co. Act Rel. No. 25816 (May 24, 1993) (authorizing organization of a new subsidiary to serve as a power brokering agent); and The Southern Company, et al., Holding Co. Act Rel. No. 26468 (February 2, 1996) (authorizing investments in one more "Energy-Related Companies," including among others power marketing subsidiaries, subject to a geographic limitation).

12   See Notice of Proposed Rulemaking, Holding Co. Act Rel. No. 26313 (June 20,
     1995) ("Exemption of Acquisition By Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Businesses"), 59 SEC Docket at 1490. Proposed Rule 58 would conditionally exempt pursuant to Section 9(c)(3) of the Act certain acquisitions of securities of non-utility companies from the pre-approval requirements of Section 10. If adopted, acquisitions permitted under proposed Rule 58 would be considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3). Id. at 1494.

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precedent  established  in  Consolidated  Natural Gas,  supra.13 The  Applicants submit that UNITIL, Consolidated Natural Gas and other orders cited in those decisions are sound precedent for approving the Proposed Activities described in this Application or Declaration.14
         Rule 54 Analysis: The proposed transactions are also subject to Rule
54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
         Southern currently meets all of the conditions of Rule 53(a). At August 31, 1996, Southern's "aggregate investment," as defined in Rule 53(a)(1), in
EWGs and FUCOs was approximately $864,800,000, or about 24.6% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1996 ($3,523.2 million). In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating
Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Accordingly, since the requirements


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13   See too SEI Holdings, Inc., supra n. 2.

14 Of course, the cited cases are distinguishable in the sense that the sale of electricity by the Operating Companies in power marketing transactions is not an "other business" for which approval is required; it is the business of the Operating Companies.

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of Rule 53(a) are currently met and none of the circumstances described in Rule
53(b) has occurred, the provisions of Rule 53(c) are currently inapplicable.
         Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern System were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application or Declaration. The action requested in the instant filing (viz. approval for certain activities that are very closely related to the Southern's subsidiary electric utility operations) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern System, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of state commissions to protect such public-utility customers. On the contrary, the Applicants believe that approval of the proposal contained in this Application or Declaration would have a modest beneficial effect on the Southern System, because it will enable the Operating Companies to remain competitive with other energy suppliers and generate an additional source of revenues from activities that are, if anything, even more closely related to Southern's core utility business than the operations of associate EWGs and FUCOs.

Item 4.  Regulatory Approval.
         The approval of FERC under Section 205 of the Federal Power Act is required as to rates and charges imposed in any domestic wholesale electric power sales contracts or tariffs entered into by the Operating Companies that


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are subject to the FERC's jurisdiction. The status of current FERC approvals affecting SCS and the Operating Companies is discussed in Item 1.3, above. Retail sales of electricity or gas (to the extent allowed under applicable state law) and, in certain instances, wholesale sales of electricity or gas that are not subject to FERC jurisdiction, may be subject to regulation by the appropriate State public utilities commission. The public service commissions of Georgia, Alabama, Mississippi and Florida may regulate the accounting for any revenues derived by their jurisdictional utilities from the proposed energy commodity marketing activities. With these exceptions, no other State or Federal commission (other than this Commission) has jurisdiction over the proposed transactions.

 Item 5. Procedure.

                  The Applicants request that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

Item 6.  Exhibits and Financial Statements.

         (a) Exhibits.

             Exhibit F    - Opinion of Counsel.

             Exhibit G    - Form of Federal Register Notice (Previously filed).

         (b) Financial Statements.

             (Not Applicable)


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Item 7.  Information as to Environmental Effects.

         In view of the nature of the proposed transactions as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES
                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:     October 3, 1996       SOUTHERN COMPANY SERVICES, INC.


                                 By: /s/Wayne Boston________________________
                                     Wayne Boston
                                     Assistant Secretary





                       (Signatures continued on next page)

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                                 ALABAMA POWER COMPANY


                                 By: /s/Wayne Boston_________________________
                                     Wayne Boston
                                     Assistant Secretary


                                 GEORGIA POWER COMPANY


                                 By: /s/Wayne Boston_________________________
                                     Wayne Boston
                                     Assistant Secretary


                                 GULF POWER COMPANY


                                 By: /s/Wayne Boston_________________________
                                     Wayne Boston
                                     Assistant Secretary


                                 MISSISSIPPI POWER COMPANY


                                 By: /s/Wayne Boston_________________________
                                     Wayne Boston
                                     Assistant Secretary


                                 SAVANNAH ELECTRIC AND POWER COMPANY


                                 By: /s/Wayne Boston_________________________
                                     Wayne Boston
                                     Assistant Secretary